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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                               DONLAR CORPORATION
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
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                         (Title of Class of Securities)


                                   257791103
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                                 (CUSIP Number)


                             Dr. Robert Gale Martin
                               2170 Midland Road
                            Southern Pines, NC 28387
                                 (910) 295-2100
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 5, 2003
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-02)
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CUSIP NO. 257791103  13D                                             Page 2 of 7
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1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Dr. Robert Gale Martin
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF, OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    22,423,234
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    22,423,234
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,423,234
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     60.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP NO. 257791103  13D                                             Page 3 of 7
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         This Amendment No. 1 amends and restates the Schedule 13D filed on
January 3, 2003, with regard to the common stock, no par value, of Donlar Corporation beneficially owned by Dr. Robert Gale Martin as follows:

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D is filed in connection with the beneficial ownership of the common stock, no par value per share ("Common Stock"), of Donlar Corporation, an Illinois corporation (the "Company") which, for purposes of filings under Section 13(d) of the Exchange Act of 1934, is the deemed successor issuer to Donlar Biosyntrex Corporation, a Nevada corporation. The principal executive offices of the Company are located at 6502 South Archer Road, Bedford Park, Illinois 60501.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Name of person filing:  Dr. Robert Gale Martin

         (b) Business address: 2170 Midland Road, Southern Pines, NC 28387

         (c) Dr. Martin's present principal occupation is as cataract surgeon and principal of Carolina Eye Associates at the address noted above in subsection (b). He is also a director of the Issuer.

         (d) Dr. Martin has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

         (e) Dr. Martin has not been a party during the past five years to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: U.S.A.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an agreement and plan of merger between Donlar Biosyntrex Corporation and the Company approved by the stockholders of each corporation and effective March 5, 2003, Donlar Biosyntrex Corporation merged with and into the Company. Pursuant to the agreement and plan of merger, each share of Donlar Biosyntrex Corporation common stock (other than shares owned by the Company) converted into the right to receive 0.25998836 shares of the Company's Common Stock and each share of the Company's common and Series A preferred stock issued prior to the merger (other than shares owned by certain shareholders, including Dr. Martin, who agreed to cancellation pursuant to a pre-merger restructuring plan) converted into the right to receive 0.48725820 shares of the Company's Common Stock. All outstanding warrants, options or rights of any kind to acquire any shares of capital stock or other securities of any kind from the Company or Donlar Biosyntrex Corporation were cancelled in the merger except for the Company's principal lender's right to acquire shares of the Company's common stock upon conversion of certain loans.

         As part of the restructuring plan in advance of the merger, the Company reached agreement with Dr. Martin to (i) exchange approximately $9.9 million of original principal amount of notes plus accrued interest for shares of Company senior convertible preferred stock with a stated liquidation value of $9.0 million and convertible into 13,235,294 shares of Company Common Stock, (ii) relinquish rights to receive royalty payments from the Company equal to one percent of all sales during a ten year period






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CUSIP NO. 257791103  13D                                             Page 4 of 7
--------------------------------------------------------------------------------

beginning in 2000 and surrender for cancellation all of the pre-merger Donlar Corporation common stock in the amount of 16,414,596 shares and all of the pre-merger Donlar Corporation preferred stock in the amount of 142,873 shares held by him in exchange for 5.0 million shares of newly issued Company Common Stock and (iii) surrender for cancellation options and warrants to purchase over 38 million shares of pre-merger Donlar Corporation common and preferred stock at exercise prices ranging from $0.01 to $5.50 for a warrant to purchase 3.0 million shares of Company Common Stock for $0.68 per share.

         Dr. Martin also received 1,187,940 shares of Company Common Stock as a result of the merger in exchange for the 4,569,000 shares of Donlar Biosyntrex Corporation common stock that he owned.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of Dr. Martin's acquisition of shares of Common Stock is for investment.

         Dr. Martin intends from time to time to review his ownership position in the Company and may, based on such factors as he deems relevant, seek to acquire additional shares of Common Stock, dispose of shares of Common Stock, or take any of the actions set forth in items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) Dr. Martin is the beneficial owner of an aggregate of 22,423,234 shares of Common Stock, which comprises 60.6% of the outstanding shares of Common Stock, as calculated in accordance with Rule 13d-3(d)(1).

             Specifically, Dr. Martin beneficially owns and is the record holder of 6,187,940 shares of Company Common Stock and 9,000,000 shares of the Company's senior convertible preferred stock convertible into 13,235,294 shares of Company Common Stock. Dr. Martin also has a warrant to purchase 3,000,000 shares of Company Common Stock for $0.68 per share.

         (b) Dr. Martin has sole voting and dispositive power with respect to 22,423,234 shares of Common Stock.

         (c) Since the date of Dr. Martin's original filing on Schedule 13D on January 3, 2003 and pursuant to a restructuring plan and an agreement and plan of merger by and between Donlar Biosyntrex Corporation and Donlar Corportion, Dr. Martin acquired the newly issued shares of Company Common Stock as more fully discussed in Item 3.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock disclosed herein as being beneficially owned by Dr. Martin.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERWRITINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As part of the restructuring plan more fully discussed in Item 3, Dr. Martin obtained from the Company a warrant to purchase 3.0 million shares of Company Common Stock for $0.68 per share. Dr.




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CUSIP NO. 257791103  13D                                             Page 5 of 7
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Martin does not have any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Letter Agreement dated February 25, 2002 between the Company and Dr. Martin regarding the restructuring and merger transactions (incorporated by reference to Exhibit 4.4 filed with the Company's Form S-4 Registration Statement, Commission File No. 333-90568, filed on January 30, 2003).



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CUSIP NO. 257791103  13D                                             Page 6 of 7
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2003.

                                                /s/ Robert G. Martin
                                                --------------------------
                                                Dr. Robert Gale Martin



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CUSIP NO. 257791103  13D                                             Page 7 of 7
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                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

1. Letter Agreement dated February 25, 2002 between the Company and Dr. Martin regarding the restructuring and merger transactions (incorporated by reference to Exhibit 4.4 filed with the Company's Form S-4 Registration Statement, Commission File No. 333-90568, filed on January 30, 2003).